Registration No.

                    SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D. C. 20549


                                  FORM S-3

                           REGISTRATION STATEMENT

                                    UNDER

                         THE SECURITIES ACT OF 1933

                                    SCANA CORPORATION
               (Exact name of registrant as specified in its charter)

                                      South Carolina
           (State or other jurisdiction of incorporation or organization)

                                       57-0784499
                           (I.R.S. Employer Identification No.)

  1426 Main Street      Columbia, South Carolina 29201    (803) 748-3000
(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

A. H. Gibbes, Senior Vice President and General Counsel, SCANA Corporation,
                1426 Main St., Columbia, SC 29201, (803) 748-3101
(Name, address,including zip code, and telephone number, including area code, of agent for service)

                                 With copies to:


        Kevin Stacey, Esq.                        John W. Currie, Esq.
        Reid & Priest LLP                        McNair Law Firm, P.A.
       40 West 57th Street                   1301 Gervais Street - 17th Floor
      New York, New York 20019                Columbia, South Carolina 29201
         (212) 603-2000                              (803) 799-9800

Approximate date of commencement of proposed sale to the public: After the effective date of the Registration Statement, as determined by market conditions and other factors.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ( )

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                   CALCULATION OF REGISTRATION FEE


                                  Proposed   Proposed
   Title of Each       Amount     Maximum    Maximum      Amount of
Class of Securities    to be      Offering   Aggregate   Registration
  to be Registered   Registered   Price      Offering        Fee
                                  Per Unit*  Price*


Common Stock     5,175,000 shares   $23 1/8  $119,671,875  $41,267




* Estimated pursuant to Rule 457(c) under the Securities Act of
1933, as amended, solely for the purpose of calculating the registration fee based on the average of the high and low prices of SCANA Corporation common stock as reported on the New York Stock
Exchange, Inc., on August 31, 1995.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                     SUBJECT TO COMPLETION
          PRELIMINARY PROSPECTUS DATED SEPTEMBER 7, 1995

                        4,500,000 Shares
                        SCANA Corporation
                          Common Stock

     The Common Stock of SCANA Corporation (the "Company") is listed on the New York Stock Exchange under the symbol "SCG." On September 6, 1995, the last reported sale price of the Company's Common Stock on the New York Stock Exchange was $22 7/8 per share.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
     ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
       OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO
                 THE CONTRARY IS A CRIMINAL OFFENSE.

                                              Underwriting          Proceeds to
                             Price to         Discounts and         Company(2)
                              Public          Commissions(1)



Per Share. . . . . . . .   $                 $                     $

Total. . . . . . . . . .   $                 $                     $

Total Assuming Full
Exercise of Over-Allotment
Option (3) . . . . . . .   $                 $                     $




(1)   See "Underwriting."
(2) Before deducting expenses estimated at $180,000, which are payable by the Company.
(3) Assuming the exercise in full of the 45-day option granted by the Company to the Underwriters to purchase up to 675,000 additional shares, on the same terms, solely to cover over-allotments. See "Underwriting."




     The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to reject orders in whole or in part. It is expected that delivery of the Common Stock
will be made in New York City on or about               , 1995.

PaineWebber Incorporated        The Robinson-Humphrey Company, Inc.



           The date of this Prospectus is           , 1995.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.




                        AVAILABLE INFORMATION

     SCANA Corporation (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements, and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street NW, Washington, D.C. 20549 and at the Commission's regional offices at Seven World Trade Center, Suite 1300, New York, New York 10048, and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street NW, Washington, D.C. 20549, at prescribed rates. The Company's common stock (the "Common Stock") is listed for trading on the New York Stock Exchange (the "NYSE"). Reports, proxy and information statements, and other information concerning the Company may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.





             INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed with the Commission by the Company pursuant to the Exchange Act (File No. 1-8809), are incorporated herein by reference:

          (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1994, as amended.

          (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1995.

          (c)   Current Reports of the Company on Forms 8-K dated
                April 28 and September 6, 1995.

          (d)   Form 8-B/A of the Company filed May 26, 1995.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above that have been incorporated by reference in this Prospectus, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents.
Written or telephone requests for such copies should be directed to
H. John Winn, III, Manager-Investor Relations and Shareholder Services, SCANA Corporation, Columbia, South Carolina 29218, telephone number (803) 748-3240.

                       PROSPECTUS SUMMARY

     The following summary information is qualified in its entirety by reference to the more detailed information and financial statements appearing elsewhere in this Prospectus and in the documents and information incorporated by reference in this Prospectus. All information set forth in this Prospectus has been adjusted to reflect a two-for-one stock split of the Common Stock effective May 11, 1995. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option of up to 675,000 shares will not be exercised.

                           The Company


Business..................................  Energy-based holding company principally engaged through
                                            subsidiaries in electric and
                                            natural gas utility
                                            operations and other energy
                                            related businesses

Principal Operating Subsidiary............  South Carolina Electric & Gas
                                            Company ("SCE&G")

                                     SCE&G

Electric and Gas Service Areas............  Central, southern and southwestern
                                            South Carolina

Population of Service Area
  (at December 31, 1994)..................  Approximately 2.3 million


Customers (at June 30, 1995)
   Electric...............................  480,070
   Gas....................................  238,364

1994 Electric Energy Sources..............  Coal, 77%; Nuclear, 17%; Purchased
                                            Power and Hydro, 6%


                                The Offering


Common Stock Offered ..................... 4,500,000 shares
Shares of Common Stock Outstanding on
   August 31, 1995........................ 98,286,032 shares
Use of Proceeds........................... For reduction of short-term indebtedness incurred by the
                                           Company and its subsidiaries for
                                           investment in utility plant and
                                           non-regulated subsidiaries, and for
                                           general corporate purposes.
Listed.................................... New York Stock Exchange
Stock Exchange Symbol..................... SCG
Price Range on New York Stock Exchange
Composite Tape from January 1, 1995
   through September 6, 1995.............. High - $23 1/2   Low - $20 1/2
Closing Price on New York Stock
   Exchange on September 6, 1995.......... $22 7/8
Current Indicated Annual Dividend......... $1.44 ($0.36 quarterly)


               Summary Financial and Operating Information
                   (Dollar amounts in millions, except per share amounts)
                                         (Unaudited)

                                                       Twelve Months Ended
                                           June 30,              December 31,
                                             1995        1994        1993        1992

Income Statement Data:

Operating Revenues:
   Electric..........................     $  984.9    $  975.4    $  940.1    $  829.5
   Gas...............................        345.6       342.7       320.2       305.3
   Transit...........................          4.1         4.0         3.9         3.6
  Total Operating Revenues...........      1,334.6     1,322.1     1,264.2     1,138.4
Operating Expenses...................      1,058.4     1,062.5     1,018.9       928.6
Operating Income.....................        276.2       259.6       245.3       209.8
Net Income (1).......................        100.6       115.5       165.2       117.7
Earnings Per Weighted Average
  Common Share (1)...................     $   1.05    $   1.22    $   1.83    $   1.42
Dividends Declared Per Common
  Share .............................     $   1.43    $   1.41    $   1.37    $   1.34
Weighted Average Common Shares
  Outstanding .......................   96,247,697  94,762,002  90,406,728  82,949,518

Electric Territorial Sales
  (megawatt hours)...................   17,070,593  16,837,881  16,880,271  15,794,001




                                                        As of June 30, 1995
                                        Actual    Percentage   Adjusted(2)   Percentage(2)

Capitalization:

Long-Term Debt, Net (3)............... $1,605.9       52.3      $1,605.9
Preferred Stock (not subject to
  purchase or sinking funds)..........     26.0        0.8          26.0
Preferred Stock, Net (subject to
  purchase or sinking funds) (4)......     47.6        1.6          47.6
Common Shareholders' Equity...........  1,390.2       45.3
         Total Capitalization......... $3,069.7      100.0

Short-Term Debt (5)................... $  272.1        -





(1) Retroactively restated for the effect of a change in accounting principle, adopted in the second quarter of 1995, to the full cost method of accounting for the Company's oil and gas production operations. Non-cash charges related to reserve adjustments required by the "ceiling test" under the full cost method of accounting for oil and gas operations at SCANA Petroleum Resources, Inc. ("Petroleum Resources") were $.80 per share for the twelve months ended June 30, 1995 and $.65 per share and $.01 per share for the years ended December 31, 1994 and 1992, respectively.
(2) Adjusted to reflect the receipt of the net proceeds from the sale of the Common Stock offered hereby.
(3)  Excludes current portion of long-term debt of $101.6 million.
(4)  Excludes current portion of preferred stock of $2.3 million.
(5) Includes current portion of long-term debt of $101.6 million and of preferred stock of $2.3 million. See "Use of Proceeds."

                            THE COMPANY

     The Company is an energy-based holding company which, through its subsidiaries, engages principally in electric and natural gas utility operations and other energy related businesses.

     The principal executive offices of the Company are located at 1426 Main Street, Columbia, South Carolina 29201, telephone (803)
748-3000, and its mailing address is Columbia, South Carolina
29218.

Regulated Businesses

     The Company's subsidiaries, including SCE&G, South Carolina Generating Company and South Carolina Pipeline Corporation, are engaged in the generation, transmission, distribution and sale of electricity, the purchase, transmission, distribution and sale at wholesale and retail of natural gas and the provision of urban bus service, in various areas of South Carolina. These subsidiaries own substantially all of the Company's consolidated assets and in 1994 contributed substantially all of its consolidated net income.

Nonregulated Businesses

     The Company's other subsidiaries are engaged in the businesses of (i) acquiring, developing and operating oil and gas producing properties, (ii) marketing natural gas and light hydrocarbons,
(iii) producing, storing, distributing and selling propane, (iv) fiber optic, video and radio communications, (v) power plant management and maintenance services, and (vi) real estate development and sales, which business is currently in liquidation.

                      RECENT DEVELOPMENTS

     On July 10, 1995, SCE&G filed an application with the Public Service Commission of South Carolina (the "PSC") for an increase in retail electric rates. The proposed increase of 8.35% would produce additional revenues of approximately $76.7 million annually, if approved. SCE&G has requested that the increase be implemented in two phases. The first phase, an increase in revenues of approximately $61.8 annually, or 6.73%, would commence at the time SCE&G's 385 MW generating station currently under construction near Cope, S.C. begins commercial operation, which is expected in January 1996. The second phase is planned in January 1997 and would produce additional revenues of approximately $14.9 million annually, or 1.62% more than current rates. No assurance can be given as to the adequacy or timing of the rate relief that will be granted by the PSC. Hearings are scheduled to begin during November 1995.

       During the second quarter of 1995, Petroleum Resources changed from the successful efforts method to the full cost method of accounting for its oil and gas operations. The Company believes the full cost method provides a better matching of revenues and expenses given the change in Petroleum Resources' primary focus from a purchaser of producing oil and gas properties to a developer of reserves on its own or others' properties. The financial statements of prior periods have been restated to apply the new method retroactively.

                           USE OF PROCEEDS

     The Company intends to use the net proceeds from the sale of the Common Stock for the reduction of short-term indebtedness, which totaled approximately $159.7 million at August 31, 1995, exclusive of current maturities of long-term debt and of preferred stock, at a weighted average interest rate per annum of 5.93%, incurred by the Company and its subsidiaries for investment in utility plant and non-regulated subsidiaries, and for general corporate purposes.

                    DESCRIPTION OF COMMON STOCK

     The authorized capital stock of the Company comprises
150,000,000 shares of Common Stock without par value. As of August 31, 1995, 98,286,032 shares of Common Stock were issued and outstanding.

     The following summary of the terms of the Common Stock does not purport to be complete and is qualified in its entirety by reference to the terms set forth in the Restated Articles of Incorporation as amended (the "Articles of Incorporation") and By-Laws (the "By-Laws") of the Company included as exhibits to the Registration Statement of which this Prospectus is a part.

Voting

     Holders of Common Stock are entitled to one vote, in person or by proxy, for each share held on the applicable record date with respect to each matter submitted to a vote at a meeting of stockholders, and are not entitled to cumulate their votes.

Preemptive Rights

     Holders of Common Stock do not have preemptive rights to subscribe for additional shares when additional shares are offered for sale by the Company.

Provisions Relating to Change in Control

     The Articles of Incorporation and By-Laws contain provisions which could have the effect of delaying, deferring or preventing a change in control of the Company. These provisions are summarized below.
     Corporate Governance Provisions

     These provisions establish the classification of directors into three classes, as nearly equal in number of directors as possible, each class serving for three years, with one class being elected each year. There are currently fifteen directors (four directors in a class with a term expiring in 1996, five directors in a class with a term expiring in 1997 and six directors in a class with a term expiring in 1998). The Articles of Incorporation and By-Laws provide (i) that the authorized number of directors may range from a minimum of nine to a maximum of twenty, as determined from time to time by the directors; (ii) that directors can be removed only (x) for cause or (y) otherwise by the affirmative vote of the holders of 80% of the shares of stock of the Company entitled to vote; and (iii) that vacancies and newly created directorships on the Board of Directors can be filled by a majority vote of the remaining directors then in office, even though less than a quorum, and that any new director elected to fill a vacancy will serve until the next stockholders' meeting at which directors of any class are elected.

     Prevention of Greenmail

     The Articles of Incorporation provide that in the absence of approval by the holders of not less than a majority of the outstanding shares of the Common Stock (excluding shares held by Selling Stockholders (as hereinafter defined)), the Company is precluded from purchasing any of its outstanding Common Stock at a price known to the Company to be more than the market price from a Selling Stockholder, unless the purchase by the Company is pursuant to an offer to purchase any and all of the outstanding shares of Common Stock. "Selling Stockholder" is defined as any person who alone or together with others is known to the Company to be the beneficial owner (which term includes specified holdings by affiliates or associates as defined in Rule 12b-2 under the Exchange Act as in effect on January 1, 1985) of more than 3% of the outstanding Common Stock and who has purchased or agreed to purchase any shares within the most recent two-year period.

     Fair Price Requirements and Consideration of All Relevant
Factors in Certain Business Combinations

     The Articles of Incorporation require the approval of the holders of at least 80% of the voting power of all outstanding voting stock as a condition to Business Combinations (as hereinafter defined) with or proposed by any direct or indirect beneficial owner (as defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act, as in effect on March 1, 1987) (other than a subsidiary of the Company or employee benefit plans of the Company) of more than 10% of the Company's outstanding capital stock entitled to vote for the election of directors ( each a "Related Person") and any affiliate or associate of such person (as defined in Rule 12b-2 under the Exchange Act, as in effect on March 1, 1987), except in cases in which (i) the transaction has been approved by a majority of certain directors who are not Related Persons or affiliates or associates or representatives of a Related Person and who were members of the Board of Directors immediately prior to the time that the Related Person became a Related Person (the "Continuing Directors"), and certain successors to Continuing Directors who are not Related Persons or affiliates or associates or representatives of a Related Person and are recommended to succeed a Continuing Director by a majority of Continuing Directors, (ii) the Business Combination is solely between the Company and a subsidiary of the Company and does not have the direct or indirect effect of increasing the voting power of a Related Person in any class or series of capital stock of the Company or any subsidiary of the Company, or (iii) certain minimum price criteria and procedural conditions are satisfied.

    A "Business Combination" includes the following transactions when entered into by the Company or a subsidiary of the Company with, or upon a proposal by or on behalf of, a Related Person: (i) a merger or consolidation of the Company or any subsidiaries; (ii) the sale or other disposition other than sales of goods and services made in the ordinary course of business by the Company or any subsidiary of assets worth $10,000,000 or more; (iii) the issuance or transfer by the Company or any subsidiary of any securities of the Company or the subsidiary (except proportionately to all stockholders of the Company or such subsidiary); (iv) the adoption of a plan or proposal to liquidate or dissolve the Company; (v) any reclassification of securities, recapitalization or other transaction which has the direct or indirect effect of increasing the voting power, whether or not then exercisable, of a Related Person in any class or series of capital stock of the Company or any of its subsidiaries; or (vi) any agreement or contract or other arrangement providing directly or indirectly for any of the foregoing.

     The Board of Directors, when evaluating any offer of another party to (i) make a tender or exchange offer for any equity security of the Company, (ii) merge or consolidate the Company with another corporation, or (iii) purchase or otherwise acquire all or substantially all of the properties and assets of the Company, may, in connection with the exercise of its judgment in determining what is in the best interests of the Company and its stockholders, give due consideration to (a) all relevant factors, including, without limitation, the social, legal, environmental and economic effects on employees, customers, suppliers and other affected persons, firms and corporations, and on the communities and geographical areas in which the Company and its subsidiaries operate or are located and any of the businesses and properties of the Company or any of its subsidiaries, as well as such other factors as the directors deem relevant, and (b) not only the consideration being offered in relation to the then current market price for the Company's outstanding shares of capital stock, but also in relation to the then current value of the Company in a freely negotiated transaction and in relation to the Board of Directors' estimate of the future value of the Company (including the unrealized value of its properties and assets) as an independent going concern.

     Eighty Percent Vote Provisions

     The Articles of Incorporation provisions relating to the classification of the Board of Directors and appointment of directors to fill vacancies, removal of an incumbent member of the Board of Directors without cause and fair price provisions for a Business Combination require the vote of 80% of the shares of stock entitled to vote for amendment or repeal.


               COMMON STOCK DIVIDENDS AND PRICE RANGE

     The Company and its predecessor have paid cash dividends on the Common Stock in every quarter since the Common Stock was first publicly sold, and have increased the Common Stock dividend in 42 of the last 43 years. Future dividends will depend on future earnings, which, in large part, are dependent upon the ability of SCE&G and the Company's other regulated subsidiaries to obtain regulatory approval for future rate increases, the cash position and financial condition of the Company and other factors. At the current dividend rate, after giving effect to the issuance of the shares of Common Stock offered hereby, the Company's quarterly dividend payments on its outstanding Common Stock will be approximately $35.4 million.

     The Company's Investor Plus Plan permits holders of its Common Stock and holders of SCE&G Preferred Stock to invest optional cash payments subject to limitations in amount and reinvest dividends in additional shares of the Company's Common Stock. The prospectus describing the Plan and an enrollment form are available upon request to: SCANA Corporation, Columbia, South Carolina 29218,
Attention:  Investor Relations and Shareholder Services.

     The Company's Common Stock is traded on the New York Stock Exchange. The range of the high and low sales prices of the Company's Common Stock, as reported by The Wall Street Journal as New York Stock Exchange--Composite Transactions, and dividends declared per share, are as follows for the periods indicated:




                                                               Dividends
                                             Price Range       Declared Per
                                           High        Low        Share


1993

First Quarter.................    $23 1/4     $20         $.3425
Second Quarter................     24 1/8      22 1/2      .3425
Third Quarter.................     25 7/8      23 3/4      .3425
Fourth Quarter................     26 1/8      23 7/8      .3425


1994

First Quarter.................    $25         $22 3/8     $.3525
Second Quarter................     23 1/4      21          .3525
Third Quarter.................     23          21 3/8      .3525
Fourth Quarter................     22 1/4      20 1/2      .3525

1995

First Quarter.................    $22 1/2     $20 1/2     $.36
Second Quarter................     21 5/8      20 7/8      .36
Third Quarter (through
  September 6, 1995)..........     23 1/2      21 1/8      .36



     The last reported sale price of the Common Stock on the New
York Stock Exchange on September 6, 1995 was $22 7/8.

     At the Board of Directors meeting held on August 23, 1995 the Company declared a regular quarterly dividend of $.36 per share on the Common Stock. The dividend is payable October 1, 1995 to stockholders of record at the close of business on September 8, 1995.

                           UNDERWRITING

     The Underwriters named below (the "Underwriters"), for whom PaineWebber Incorporated and The Robinson-Humphrey Company, Inc. are acting as representatives (collectively, the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement among the Company and the Underwriters (the "Underwriting Agreement"), to purchase from the Company, and the Company has agreed to sell to the Underwriters, the number of shares of Common Stock set forth opposite their names below at the price set forth on the cover page of this Prospectus.


Underwriters                                  Number of Shares


PaineWebber Incorporated..................
The Robinson-Humphrey Company, Inc........

 Total............................................ 4,500,000


     The Underwriting Agreement provides that the obligations of the Underwriters to purchase the shares of Common Stock offered hereby are subject to certain conditions. The Underwriters are obligated to purchase all of the shares of Common Stock offered hereby (other than those described by the over-allotment option described below), if any are purchased.

     The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to selected dealers at such price less a concession
not in excess of $         per share, and the Underwriters and such
dealers may reallow a concession not in excess of $            per
share to other dealers. After the public offering of the Common Stock, the public offering price, concession to selected dealers and reallowance to other dealers may be changed by the Representatives.

     The Company has agreed that it will not issue, sell, offer to sell or otherwise dispose of any shares of Common Stock, or rights to acquire such shares, for a period of 90 days after the date of this Prospectus without the prior written consent of the Underwriters, except for the issuance of shares by the Company (i) pursuant to the Company's Investor Plus Plan, (ii) pursuant to the Company's Stock Purchase-Savings Plan, or (iii) in connection with other employee compensation arrangements.

     The Company has granted an option to the Underwriters, exercisable during the 45-day period after the date of the initial public offering of the shares of Common Stock offered hereby, to purchase up to an additional 675,000 shares of Common Stock at the public offering price set forth on the cover page of this Prospectus less the underwriting discount. The Underwriters may exercise such option only to cover over-allotments, if any, incurred in the sale of shares of Common Stock. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the percentage of firm shares it is obligated to purchase pursuant to the Underwriting Agreement.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Underwriters may be required to make in respect thereof.

                           LEGAL OPINIONS

     Certain legal matters in connection with the validity of the Common Stock offered hereby are being passed upon for the Company by McNair Law Firm, P.A., Columbia, South Carolina and by Asbury H. Gibbes, Esq. of Columbia, South Carolina, who is Senior Vice President, General Counsel and Assistant Secretary and a full-time employee of the Company, and for the Underwriters by Reid & Priest LLP, New York, New York. Reid & Priest LLP will rely on the opinion of Asbury H. Gibbes, Esq. with respect to matters of South Carolina law.

     At June 30, 1995, Asbury H. Gibbes, Esq. owned beneficially 8,963 shares of the Company's Common Stock, including shares acquired by the trustee under its Stock Purchase-Savings Plan by use of contributions made by Mr. Gibbes and earnings thereon, and including shares purchased by the Trustee by use of Company contributions and earnings thereon.

     Reid & Priest LLP represents the Company and its subsidiaries from time to time.


                               EXPERTS

     The consolidated financial statements for the year ended December 31, 1994, as restated, incorporated in this Prospectus by reference from the Company's Current Report on Form 8-K dated September 6, 1995, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which contains an explanatory paragraph regarding the change in method of accounting for the Company's oil and gas operations and is incorporated herein by reference, and have been so incorporated in reliance upon such report of such firm given upon their authority as experts in accounting and auditing.

No person  has  been authorized
to give any  information  or to
make  any   representations  in
connection  with  this offering
other than  those  contained in
this Prospectus  and,  if given
or made, such other information               4,500,000 Shares
and representations must not be
relied   upon  as  having  been
authorized  by  the  Company or
the  Underwriters.  Neither the               SCANA CORPORATION
delivery of this Prospectus nor
any sale made  hereunder shall,
under any circumstances, create                  Common Stock
any implication  that there has
been  no  change in the affairs
of the  Company  since the date
hereof  or that the information
contained  herein is correct as
of  any  time subsequent to its
date.  This Prospectus does not
constitute  an offer to sell or
a  solicitation  of an offer to                   PROSPECTUS
buy  any  securities other than
the  registered  securities  to
which     it   relates.    This
Prospectus  does not constitute
an   offer   to   sell   or   a
solicitation of an offer to buy
such    securities    in    any
circumstances   in  which  such
offer   or    solicitation   is
unlawful.






        TABLE OF CONTENTS

                               Page
Available Information..........  4         PaineWebber Incorporated
Incorporation of Certain
  Documents by Reference.......  4          The Robinson-Humphrey
Prospectus Summary ............  6              Company, Inc.
The Company....................  8
Recent Developments............  8
Use of Proceeds................  8
Description of Common Stock....  9
Common Stock Dividends and
  Price Range.................. 11
Underwriting................... 13
Legal Opinions................. 14
Experts........................ 14                     , 1995

                             PART II

                     INFORMATION NOT REQUIRED
                          IN PROSPECTUS


Item 14. Other Expenses of Issuance and Distribution

         Securities and Exchange Commission filing fee... $ 41,267

         Printing registration statement, prospectus
         exhibits and miscellaneous......................   20,000#

         Blue Sky and legal fees.........................   95,000#

         Accounting services.............................   15,000#

         Miscellaneous...................................    8,733#

           Total......................................... $180,000#

# Estimated

Item 15. Indemnification of Directors and Officers

     The South Carolina Business Corporation Act of 1988 permits, and the Registrant's By-Laws require, indemnification of the Registrant's directors and officers in a variety of circumstances, which may include indemnification for liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Under sections 33-8-510, 33-8-550 and 33-8-560 of the South Carolina Business Corporation Act of 1988, a South Carolina corporation is authorized generally to indemnify its directors and officers in civil or criminal actions if they acted in good faith and reasonably believed their conduct to be in the best interests of the corporation and, in the case of criminal actions, had no reasonable cause to believe that the conduct was unlawful. The Registrant's By-Laws require indemnification of directors and officers with respect to expenses actually and necessarily incurred by them in connection with the defense or settlement of any action, suit or proceeding in which they are made parties by reason of having been a director or officer, except in relation to matters as to which they shall be adjudged to be liable for willful misconduct in the performance of duty and to such matters as shall be settled by agreement predicated on the existence of such liability. In addition, the Registrant carries insurance on behalf of directors, officers, employees or agents that may cover liabilities under the Securities Act. As permitted by Section 33-2-102 of the South Carolina Business Corporation Act of 1988, the Registrant's Restated Articles of Incorporation provide that no director of the corporation shall be liable to the corporation or its shareholders for monetary damages for breach of his fiduciary duty as a director occurring after April 26, 1989, except for (i) any breach of the director's duty of loyalty to the Registrant or its shareholders,
(ii) acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law,
(iii) certain unlawful distributions or (iv) any transaction from which the director derived an improper personal benefit.

Item 16. Exhibits

     Exhibits required to be filed with this Registration Statement are listed in the following Exhibit Index. Certain of such exhibits which have heretofore been filed with the Securities and Exchange Commission and which are designated by reference to their exhibit numbers in prior filings are hereby incorporated herein by reference and made a part hereof.

Item 17. Undertakings

     The undersigned Registrant hereby undertakes:

     (1) that, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of a prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective;

    (2) that, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

    (3) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                            SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbia, State of South Carolina, on September 6, 1995.

(REGISTRANT)                     SCANA Corporation

By:                              s/L. M. Gressette, Jr.
(Name & Title):                  L. M. Gressette, Jr., Chairman of
                                 the Board, Chief Executive Officer,
                                 President and Director

     Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment thereto has been signed by the following persons in the capacities and on the dates indicated.

 (i) Principal executive officer:

By:                              s/L. M. Gressette, Jr.
(Name & Title):                  L. M. Gressette, Jr., Chairman of
                                 the Board, Chief Executive Officer,
                                 President and Director
Date:                            September 6, 1995

 (ii) Principal financial officer and principal accounting officer:

By:                              s/W. B. Timmerman
(Name & Title):                  W. B. Timmerman, Executive Vice
                                 President, Chief Financial Officer,
                                 Controller and Director
Date:                            September 6, 1995


 (iii) Other Directors:

* B. L. Amick; W. B. Bookhart, Jr.; W. T. Cassels, Jr.; Hugh M. Chapman;
J. B. Edwards; E. T. Freeman; B. A. Hagood; W. H. Hipp; B. D. Kenyon;
F. C. McMaster; H. Ponder; J. B. Rhodes; E. C. Wall, Jr.

* Signed on behalf of each of these persons:

   s/W. B. Timmerman
    (W. B. Timmerman)
   (Attorney-in-Fact)

   Directors who did not sign:

            None

                               SCANA Corporation
                                             EXHIBIT INDEX
                                                                    Sequentially
                                                                      Numbered
   Number                                                               Pages
     1.          Underwriting Agreement

                 Form of Underwriting Agreement (filed herewith)......    21

     2. Plan of acquisition, reorganization, arrangement, liquidation or succession
                 Not applicable

     4. Instruments defining the rights of security holders, including indentures

                 A.  Restated Articles of Incorporation of SCANA
                     Corporation as amended and adopted on April 26, 1989 (Exhibit 3-A to Registration Statement No. 33-49145)

                 B.  Articles of Amendment adopted on April 27, 1995
                     (filed herewith).................................    48

                 C.  Copy of By-Laws of SCANA Corporation as
                     revised and amended on February 15, 1994
                     (Exhibit 4.2 to Registration Statement 33-56923).    #

    5.           Opinion re legality

                 Opinion of A. H. Gibbes (Filed herewith).............    50

    8.           Opinion re tax matters
                 Not applicable

   12.           Statement Re Computation Of Ratios
                 Not Applicable

   15.           Letter re unaudited interim financial information
                 Not applicable

   23.           Consents Of Experts and Counsel

                 Consent of Asbury H. Gibbes (Included in his opinion filed as Exhibit 5)

                 Consent of Deloitte & Touche LLP (Filed herewith)....    51

   24.           Power Of Attorney (Filed herewith)...................    52

   25.           Statement of eligibility of trustee
                 Not applicable

   26.           Invitation for competitive bids
                 Not applicable

   27.           Financial Data Schedule
                 Not applicable

   28. Information from reports furnished to State insurance regulatory authorities
                 Not applicable

   99.           Additional exhibits
                 Not applicable

# Incorporated herein by reference as indicated.

20